12012641

BB 3/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2012
WASH, D.C.
196

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47114

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: QUIET LIGHT SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 WEST JACKSON BOULEVARD, SUITE 2020 A
(No. and Street)

CHICAGO (City) ILLINOIS (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

IAN JANSING (312) 431-0573
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETER SHANNON & CO.
(Name – *if individual, state last, first, middle name*)

6412 JOLIET ROAD, SUITE 1, COUNTRYSIDE, ILLINOIS 60525
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/26

OATH OR AFFIRMATION

I, JOHN HALSTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of QUIET LIGHT SECURITIES, LLC, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

OFFICIAL SEAL
CONNIE SALIBA
Notary Public - State of Illinois
My Commission Expires Dec 06, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PETER SHANNON & CO.
CERTIFIED PUBLIC ACCOUNTANTS
6412 JOLIET ROAD, SUITE 1 ■ COUNTRYSIDE, ILLINOIS 60525

February 8, 2012

Quiet Light Securities, LLC
141 West Jackson Boulevard, Suite 2020A
Chicago, Illinois 60604

Independent Auditor's Report

Gentlemen:

We have audited the accompanying statements of financial condition of Quiet Light Securities, LLC as of December 31, 2011 and 2010 and the related statements of income, comprehensive income (loss), changes in member's equity and accumulated other comprehensive income, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quiet Light Securities, LLC as of December 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules A through E required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Peter Shannon & Co.
Certified Public Accountants

Index

Quiet Light Securities, LLC
Statements of Financial Condition
December 31, 2011 and 2010

	2011	2010
Assets		
Current Assets		
Cash and Cash Equivalents	$ 1,049,293	$ 63,542
Securities Owned (at Fair Value) (Notes 3 and 5)	192,757,816	426,705,746
Receivable from Clearing Organizations (Note 4)	278,871,050	
Prepaid Expenses and Miscellaneous	1,219,120	1,540,502
	$ 473,897,279	$ 428,309,790
Property and Equipment (Notes 2 and 6)		
(Net of Accumulated Depreciation of $790,579 in 2011 and $933,845 in 2010)	$ 3,584	$ 5,974
Other Assets		
Insors Integrated Communications, Inc. Options (Note 7)	$ 2,000	$ 2,000
ABN-AMRO Clearing Chicago Preferred Stock (Note 7)	10,000	10,000
Investments		1,582,606
Exchange Memberships (Note 8)	2,080,872	1,938,858
	$ 2,092,872	$ 3,533,464
Total Assets	$ 475,993,735	$ 431,849,228
Liabilities and Member's Equity		
Current Liabilities		
Accounts Payable	$ 259,521	$ 271,613
Payable to Clearing Organizations (Note 4)		25,698,670
Securities Sold, Not Yet Purchased, at Fair Value (Notes 3 and 5)	431,481,209	362,145,807
Accrued Expenses and Miscellaneous	700,323	1,103,201
	$ 432,441,053	$ 389,219,291
Member's Equity		
Member's Equity	$ 43,552,682	$ 41,231,980
Accumulated Other Comprehensive Income (Note 17)		1,397,957
	$ 43,552,682	$ 42,629,937
Total Liabilities and Member's Equity	$ 475,993,735	$ 431,849,228

The accompanying notes are an integral part of these financial statements.

Exhibit II

Quiet Light Securities, LLC
Statements of Income
Years Ended December 31, 2011 and 2010

	2011	2010
Revenues		
Net Trading Revenue	$ 13,666,393	$ 7,619,060
Other Income	149,085	673,137
	$ 13,815,478	$ 8,292,197
Expenses		
Compensation and Benefits	$ 3,572,646	$ 3,559,448
Trading Expenses	2,203,432	1,828,074
Software and Internet Expense	50,531	34,014
Dues and Subscriptions	86,843	14,920
Storage Expense	12,603	12,106
Professional Fees	65,492	50,087
Contributions	115,472	122,450
Meetings Expense	53,637	45,914
Telephone Expense	43,660	32,117
Office Meals	142,345	97,241
Rent Expense	205,803	213,333
Office Supplies and Expense	36,935	38,983
Depreciation Expense	150,107	129,666
Other Expenses	130,583	101,987
	$ 6,870,089	$ 6,280,340
Net Income	$ 6,945,389	$ 2,011,857

The accompanying notes are an integral part of these financial statements.

Exhibit III

Quiet Light Securities, LLC
Statements of Comprehensive Income (Loss)
Years Ended December 31, 2011 and 2010

	2011	2010
Net Income	$ 6,945,389	$ 2,011,857
Other Comprehensive (Loss), Net of Tax		
Unrealized (Losses) on Chicago Mercantile Exchange ("CME") Holdings, Inc. Investments During the Year	$ (681,623)	$ (3,810,302)
Unrealized Gains (Losses) on CBOE Holdings, Inc. Investments During the Year	(716,334)	716,334
Reclassification Adjustment for (Gains) Losses Realized and Included in Net Income	- 0 -	- 0 -
Total Other Comprehensive (Loss)	$ (1,397,957)	$ (3,093,968)
Comprehensive Income (Loss)	$ 5,547,432	$ (1,082,111)

The accompanying notes are an integral part of these financial statements.

Quiet Light Securities, LLC
Statements of Changes in Member's Equity and Accumulated Other Comprehensive Income
Years Ended December 31, 2011 and 2010

	2011		2010	
	Member's Equity	**Accumulated Other Comprehensive Income**	**Member's Equity**	**Accumulated Other Comprehensive Income**
Beginning of Year	$ 41,231,980	$ 1,397,957	$ 41,815,162	$ 4,491,925
Net Income	6,945,389		2,011,857	
Member's (Distributions)	(4,624,687)		(2,595,039)	
Other Comprehensive (Loss) (Note 17)		(1,397,957)		(3,093,968)
End of Year	$ 43,552,682	$ - 0 -	$ 41,231,980	$ 1,397,957

The accompanying notes are an integral part of these financial statements.

Quiet Light Securities, LLC
Statements of Cash Flows
Years Ended December 31, 2011 and 2010

	2011	2010
Operating Activities		
Net Income	$ 6,945,389	$ 2,011,857
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
Depreciation	150,107	129,666
Changes in Operating Assets and Liabilities		
(Increase) Decrease in Securities Owned	233,947,930	(115,500,608)
(Increase) Decrease in Prepaid Expenses	321,382	(818,591)
Increase in Accounts Payable, Accrued Expenses, Payable to Clearing Organizations, and Securities Sold, Not Yet Purchased	43,221,762	75,101,142
Receivable from Clearing Organizations	(278,871,050)	41,133,969
Net Cash Provided by Operating Activities	$ 5,715,520	$ 2,057,435
Investing Activities		
(Acquisition) of Property and Equipment	$ (147,717)	$ (123,512)
Exchange Memberships	(142,014)	(111,049)
Chicago Mercantile Exchange Deposit		534,955
Chicago Mercantile Exchange Holdings, Inc. Common Stock and CBOE Holdings, Inc. Common Stock	184,649	111,049
Net Cash Provided (Used) by Investing Activities	$ (105,082)	$ 411,443
Financing Activities		
Member's (Distributions)	$ (4,624,687)	$ (2,595,039)
Net Cash (Used) by Financing Activities	$ (4,624,687)	$ (2,595,039)
Increase (Decrease) in Cash and Cash Equivalents (Note 2)	$ 985,751	$ (126,161)
Cash and Cash Equivalents - Beginning of Year	63,542	189,703
Cash and Cash Equivalents - End of Year	$ 1,049,293	$ 63,542

The accompanying notes are an integral part of these financial statements.

Quiet Light Securities, LLC
Notes to Financial Statements
December 31, 2011 and 2010

Note 1 **Company's Activities**

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a non-clearing member firm of The Chicago Mercantile Exchange, The Chicago Board of Trade, and The Chicago Board Options Exchange. The Company is a single member limited liability company (LLC). The Company is primarily engaged in the business of options market-making and other trading and arbitrage activities for its proprietary accounts.

Note 2 **Summary of Significant Accounting Policies**

Revenue and Cost Recognition

The Company's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Under the accrual basis of accounting, revenues are recorded as earned and expenses are recorded at the time liabilities are incurred.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all futures transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents. However, the Company classifies its Receivables from Clearing Organizations separately although these accounts are considered the equivalent of cash. Many of the Company's options contracts expire (mature) in three months or less, and the Company has therefore classified these securities separately as appropriate.

Property and Equipment

Property and equipment are stated at cost. Depreciation is taken on both accelerated and straight-line methods at rates sufficient to amortize the property and equipment over their estimated useful lives. Principal rates of depreciation are:

Office Furniture and Equipment	Five to Seven Years

Repairs and maintenance are charged against income; additions and major improvements are capitalized and depreciated.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Note 2 **Summary of Significant Accounting Policies (Continued)**

Long-Lived Assets

Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets are recognized based on the excess of the asset's carrying amount over the fair value of the asset. In management's opinion, no impairment exists.

Exchange Memberships

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes there were no exchange membership impairments in 2011 and 2010.

Income Taxes

The Company is a single member limited liability company (LLC) and as such the income taxes due on the income reportable by the Company are reportable in the tax return of its single member.

The Company adopted the income standard related to the recognition and measurement of uncertain tax positions. Management has indicated that the adoption of this standard has no financial statement effect for the Company.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts that differ from those estimates.

Reclassifications

Certain items in the prior year financial statements have been reclassified to conform with current year presentation.

Note 3 **Fair Values**

The carrying amounts for cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short period of time to maturity.

Note 3 **Fair Values (Continued)**

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2010.

Fair Value Measurements on a Recurring Basis
As of December 31, 2011

	Level 1	Level 2	Level 3	Netting and Collateral	Total
Assets					
Securities Owned	$ 192,757,816	$	$	$	$ 192,757,816
Totals	$ 192,757,816	$	$	$	$ 192,757,816
Liabilities					
Securities Sold, Not Yet Purchased	$ 431,481,209	$	$	$	$ 431,481,209
Totals	$ 431,481,209	$	$	$	$ 431,481,209

Fair Value Measurements on a Recurring Basis
As of December 31, 2010

	Level 1	Level 2	Level 3	Netting and Collateral	Total
Assets					
Securities Owned	$ 426,705,746	$	$	$	$ 426,705,746
Investments	1,582,606				1,582,606
Totals	$ 428,288,352	$	$	$	$ 428,288,352
Liabilities					
Securities Sold, Not Yet Purchased	$ 362,145,807	$	$	$	$ 362,145,807
Totals	$ 362,145,807	$	$	$	$ 362,145,807

Note 4 **Receivable / Payable with Clearing Organizations**

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2011 and 2010, consist of the following:

	2011		2010	
	Receivable	Payable	Receivable	Payable
Payable to Clearing Organization	$	$	$	$ 25,698,670
Receivable from Clearing Organization	278,871,050			
	$ 278,871,050	$	$	$ 25,698,670

The Company clears its transactions through other broker-dealers and exchange approved general clearing firms on a fully disclosed basis. The amount receivable / payable to the clearing firms relates to the aforementioned transactions and is secured by the equity in the accounts held with the clearing firms.

Note 5 **Securities Owned and Securities Sold, Not Yet Purchased**

Marketable securities owned and marketable securities sold, not yet purchased, consist of trading and investment securities at fair values as follows:

	Assets	Liabilities
Options and Stocks	$ 192,757,816	$ 431,481,209

Note 6 **Property and Equipment**

	2011	2010
Assets		
Office Furniture and Equipment	$ 794,163	$ 939,819
Accumulated Depreciation and Amortization		
Office Furniture and Equipment	790,579	933,845
Net Property and Equipment	$ 3,584	$ 5,974

Note 7 **Common Stock and Preferred Stock Membership Interest**

The Company owns 200,000 options ($2,000) of Insors Integrated Communications, Inc., Class B non-voting common capital stock in connection with its financing agreement with Insors. The Company owns one share ($10,000) of ABN-AMRO Clearing Chicago Class A preferred stock.

Note 8 **Exchange Memberships**

Chicago Board of Trade (CBOT) and CME Memberships

	Fair Value	Cost
CBOT Full Member (Professional Firm)	$ 590,000	$ 627,689
CME Memberships	1,156,000	1,058,106
Shares of CME Holdings, Inc.	2,924,040	253,063
Shares of CBOE Holdings, Inc.	970,991	142,014
Total	$ 5,641,031	$ 2,080,872

Fair values for the Chicago Mercantile exchange memberships and for the Chicago Board of Trade exchange memberships were determined from the 2011 last sale price. Fair value for the shares of CME Holdings, Inc. and CBOE Holdings, Inc. was determined from the NASDAQ Stock Exchange based upon the 2011 closing price.

The Company owns 12,000 shares of CME Holdings, Inc. These shares have been assigned to the exchange for membership purposes. The Company operates as an "inactive" clearing member firm at the CME. As of December 31, 2011, in accordance with exchange rules, the Company records these shares at cost.

The Company owns 37,548 shares of CBOE Holdings, Inc. These shares have been assigned to the exchange for membership purposes. The Company operates as an "inactive" Clearing Member Firm at the CBOE. As of December 31, 2011, in accordance with exchange rules, the Company records these shares at cost.

The exchange membership in the CBOT, CME shares of CME Holdings, Inc. and shares of CBOE Holdings, Inc. are recorded at cost or, if other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes there were no exchange membership impairments in 2011 and 2010.

Note 9 **Related Parties**

The Company shares its office, facilities, and support services and associated costs among related companies.

Note 10 **Lease Obligations**

The Company entered into a lease for the space occupied in the Chicago Board of Trade Building. The lease is for a term beginning June 1, 2011 through May 31, 2016. The future payments are as follows:

	Annual	Monthly
June 1, 2011 – May 31, 2012	$ 208,176	$ 17,348
June 1, 2012 – May 31, 2013	212,352	17,696
June 1, 2013 – May 31, 2014	216,588	18,049
June 1, 2014 – May 31, 2015	220,920	18,410
June 1, 2015 – May 31, 2016	225,348	18,779

Note 10 Lease Obligations (Continued)

In addition to the above base rental, the Company will be responsible for its proportionate share of escalation allocations, real estate taxes, and operating expenses. The Company also subleases space to its affiliated entities, but future payments on those arrangements have not been netted in the amounts reported above.

The Company has entered into various other leases for month-to-month booth space and seat leases on various exchange floors and leases for the rental of equipment.

Note 11 Profit Sharing Retirement Plan

The Company has established a 401(k) profit sharing retirement plan effective July 1, 2001. The plan is a defined contribution plan intended to qualify under Section 401(a) of the Internal Revenue Code. The plan covers all full-time employees who have at least three months of service. The Company contributes to the plan on an elective basis. For the plan years 2011 and 2010, the Company contributed $ - 0 - and $ - 0 - , respectively.

Note 12 Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. To date, the Company has not entered into any over-the-counter transactions, requiring any valuations other than quoted market prices.

Derivatives used include futures and options contracts. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not apply hedge accounting, Accounting for Derivative Instruments and Hedging Activities, as all financial instruments are recorded at fair value with changes in fair values reflected in earnings.

Fair values of options contracts are recorded in Securities Owned or Securities Sold, Not Yet Purchased as appropriate. Open equity in futures transactions are recorded as Receivables from and Payables to Clearing Organizations in the statements of financial condition.

Premiums for written and purchased option contracts are reported on a gross basis in the statements of financial condition at fair value.

The financial instruments of the Company are reported in the Statements of Financial Condition at fair value, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Note 13 Net Trading Revenue

The Company's principal transaction (net trading revenue) by reporting categories, including derivatives at December 31, 2011 and 2010 are the following:

	2011	2010
Trading Gains and Losses	$ 13,666,393	$ 7,619,060

Note 14 Financial Instruments with Off-Balance-Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures contracts denominated in United States dollars and foreign currencies, exchange-traded options, and delayed deliveries. These derivative financial instruments are used to conduct trading activities and manage market risks and are subject to varying degrees of market risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the futures contract or underlying security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk.

Futures contracts and options on futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2011 and 2010, at fair value of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2011.

Note 15 Derivative Financial Instruments

All of the Company's transactions with off-balance-sheet risk are short-term in duration. The Company enters into exchange traded futures transactions as a part of its regular options market-making risk management operations. Futures transactions are generally executed to reduce risk in the Company's options positions. The Company also enters into futures transactions as a part of its inter-market arbitrage trading activities. The risk controls over these operations ensure that the net, inter-market futures positions are ("flat") price neutral overnight. As of December 31, 2011 and 2010, the Company reported $101 million and $ - 0 - million of notional value in long futures contracts and $288 million and $(518) million in short futures contracts, respectively.

Substantially all of the Company's options contracts expire within one year. Options contracts are classified on the statements of financial condition as Securities Owned (Assets) and Securities Sold, Not Yet Purchased, at Fair Value (Liabilities).

Note 16 Concentrations of Risk

The Company is engaged in various trading activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company may hold significant amounts of money in various banks in excess of the amount covered under FDIC insurance.

Note 17 Other Comprehensive (Loss)

The components of other comprehensive (loss) are as follows:

	2011	2010
Unrealized (Losses) on Chicago Mercantile Exchange ("CME") Holdings, Inc. Investments During the Year	$ (681,623)	$ (3,810,302)
Unrealized Gains (Losses) on CBOE Holdings, Inc. Investments During the Year	(716,334)	716,334
Adjustments for (Gains) Losses Realized and Included in Net Income	- 0 -	- 0 -
Total Other Comprehensive (Loss)	$ (1,397,957)	$ (3,093,968)

Accumulated Other Comprehensive Income presented in the accompanying statements of financial condition consists of the accumulated net unrealized gains (losses) on assets classified as available-for-sale investments.

The following table illustrates disclosure of the tax effects allocated to each component of Other Comprehensive (Loss):

As of December 31, 2011:

	Before-Tax Amount	Tax (Expense) or Benefit	Net-of-Tax Amount
Unrealized (Losses) on Chicago Mercantile Exchange ("CME") Holdings, Inc. Investments During the Year	$ (681,623)	$	$ (681,623)
Unrealized (Losses) on CBOE Holdings, Inc. Investments During the Year	(716,334)		(716,334)
Adjustments for (Gains) Losses Realized and Included in Net Income	- 0 -		- 0 -
Total Other Comprehensive (Loss)	$ (1,397,957)	$	$ (1,397,957)

As of December 31, 2010:

	Before-Tax Amount	Tax (Expense) or Benefit	Net-of-Tax Amount
Unrealized (Losses) on Chicago Mercantile Exchange ("CME") Holdings, Inc. Investments During the Year	$ (3,810,302)	$	$ (3,810,302)
Unrealized Gains on CBOE Holdings, Inc. Investments During the Year	716,334		716,334
Adjustments for (Gains) Losses Realized and Included in Net Income	- 0 -		- 0 -
Total Other Comprehensive (Loss)	$ (3,093,968)	$	$ (3,093,968)

Note 17 **Other Comprehensive (Loss) (Continued)**

Accumulated Other Comprehensive Income presented in the accompanying statements of financial condition consists of the accumulated net unrealized gains (losses) on available-for-sale investments. The components of Accumulated Other Comprehensive Income are as follows:

	2011	2010
Accumulated Other Comprehensive Income - Beginning of Year	$ 1,397,957	$ 4,491,925
Other Comprehensive (Loss)	(1,397,957)	(3,093,968)
Accumulated Other Comprehensive Income - End of Year	$ - 0 -	$ 1,397,957

Note 18 **Commitments and Contingent Liabilities**

Guarantees

The Company is required to disclose information about its obligations under certain guarantee arrangements. Guarantees are defined as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate; security or commodity price; an index or the occurrence or nonoccurrence of a specific event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Derivative Contracts

Certain derivative contracts that the Company has entered into meet the accounting definition of a guarantee. Derivatives that meet the definition of guarantees include certain written options and credit default swaps. Because the Company does not track the counterparties' purpose for entering into a derivative contract, it has disclosed derivative contracts that are likely to be used to protect against a change in an underlying financial instrument, regardless of their actual use.

The maximum potential payout for certain derivative contracts, such as written interest rate caps and written foreign currency options, cannot be estimated as increases in interest or foreign exchange rates in the future could possibly be unlimited. Therefore, in order to provide information regarding the maximum potential amount of future payments that the Company could be required to make under certain derivative contracts, the notional amount of the contracts has been disclosed.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure.

Note 18 Commitments and Contingent Liabilities (Continued)

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Note 19 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer, the greater of:

1. Minimum dollar net capital requirement ($100,000), or
2. 6 2/3% of aggregate indebtedness or 2% of aggregate debts if alternative method is used.

At December 31, 2011, the Company had net capital of $39,158,697 which was $39,058,697 in excess of its required net capital of $100,000.

Note 20 **Collateral**

Amounts that the Company has pledged as collateral, which are not reclassified and reported separately, at December 31, 2011, consist of the following:

Financial Statement Classification	Carrying Amount
Securities Owned	$ - 0 -

Note 21 **Member's Equity (Deficit)**

The Company is a Limited Liability Company. Member's Equity (Deficit) represents member's contributions, distributions and operating income or loss. Current operating income or loss is assigned to each member based on the Company's operating or other appropriate agreement.

Note 22 **Subsequent Events**

Management has evaluated subsequent events through February 8, 2012 the date on which the financial statements were available to be issued.

Quiet Light Securities, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2011 and 2010

	2011	2010
Total Member's Capital	$ 43,552,682	$ 42,629,937
Non-allowable Assets	(3,315,577)	(3,497,546)
Commodity Futures Contracts Proprietary Capital Charges	(3)	(340,447)
Haircuts Required	(1,078,405)	(573,366)
Net Capital	$ 39,158,697	$ 38,218,578
Minimum Net Capital Requirement	100,000	100,000
Excess Net Capital	$ 39,058,697	$ 38,118,578

Note: There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2011.

Schedule B

Quiet Light Securities, LLC
Statement Regarding Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2011 and 2010

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The accompanying notes are an integral part of these financial statements.

Quiet Light Securities, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2011 and 2010

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2011.

Quiet Light Securities, LLC
Information for Possession or Control Requirements
Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2011 and 2010

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The accompanying notes are an integral part of these financial statements.

Quiet Light Securities, LLC
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts
December 31, 2011 and 2010

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

PETER SHANNON & CO.
CERTIFIED PUBLIC ACCOUNTANTS

6412 JOLIET ROAD, SUITE 1 ▪ COUNTRYSIDE, ILLINOIS 60525

February 8, 2012

Quiet Light Securities, LLC
141 West Jackson Boulevard, Suite 2020A
Chicago, Illinois 60604

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Quiet Light Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Quiet Light Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Quiet Light Securities, LLC's management is responsible for the Quiet Light Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the Form X-17A-5 for the year ended December 31, 2011 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Peter Shannon & Co.
Certified Public Accountants

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047114 CBOE DEC
Quiet Light Securities, LLC
141 W. Jackson Blvd, Suite 2020A
Chicago, IL 60604-3156

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
John Halston 312-296-7257

2. A. General Assessment (item 2e from page 2) $27,761

B. Less payment made with SIPC-6 filed (exclude interest) (5,944.61)
11/15/2011
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 21,816.39

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $21,816.39

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $21,816.39

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Quiet Light Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28 day of February, 2012.

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 11 and ending December 31, 20 11
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $13,815,479

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ____

(2) Net loss from principal transactions in securities in trading accounts. ____

(3) Net loss from principal transactions in commodities in trading accounts. ____

(4) Interest and dividend expense deducted in determining item 2a. ____

(5) Net loss from management of or participation in the underwriting or distribution of securities. ____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ____

(7) Net loss from securities in investment accounts. ____

Total additions ____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ____

(2) Revenues from commodity transactions. ____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 2,401,792

(4) Reimbursements for postage in connection with proxy solicitation. ____

(5) Net gain from securities in investment accounts. ____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Commodity Business Related Deduction 309,331

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____

Enter the greater of line (i) or (ii) ____

Total deductions 2,711,123

2d. SIPC Net Operating Revenues $11,104,356

2e. General Assessment @ .0025 $27,761

(to page 1, line 2.A.)

Quiet Light Securities, LLC
141 West Jackson Blvd, Suite 2020A
Chicago, IL 60604
(312) 431-0573

THE NORTHERN TRUST COMPANY
50 South La Salle Street
Chicago, IL 60603
2-15/710

6305

2/28/2012

PAY TO THE ORDER OF SIPC $ **21,816.39

Twenty-One Thousand Eight Hundred Sixteen and 39/100** DOLLARS

Securities Investor Protection Corp
PO BOX 92185
Washington DC 20090-2185

MEMO

⑈006305⑈ ⑆071000152⑆ 3800549468⑈

Quiet Light Securities, LLC

6305

SIPC

2/28/2012

Date	Type	Reference	Original Amt.	Balance Due	Discount	Payment
2/28/2012	Bill		21,816.39	21,816.39		21,816.39
					Check Amount	21,816.39

Northern Trust 21,816.39

Quiet Light Securities, LLC

6305

SIPC

2/28/2012

Date	Type	Reference	Original Amt.	Balance Due	Discount	Payment
2/28/2012	Bill		21,816.39	21,816.39		21,816.39
					Check Amount	21,816.39

Northern Trust 21,816.39

371022 (10/08)

Clearing Fees CME	$	(290,433.51)
Clearing Fees CBOE	$	(91,622.16)
Commission Fortis	$	(454,302.69)
Exchange Fees CME	$	(308,786.55)
Exchange Fees CBOE	$	(1,058,748.81)
Exchange Fees One Chicago	$	(43,372.88)
Floor Brokerage	$	(154,525.05)
	$	(2,401,791.65)

Dividend income	$	(16,521.12)
Seat lease income	$	(77,561.03)
Other interest income	$	(85,677.35)
Dividend Income	$	(129,571.40)
	$	(309,330.90)

Total Revenue (FOCUS Line 12/Part IIA Line 9, Code 4030		$	13,815,479.00
Total Deductions SIPC-7 Line 2c (3)		$	(2,401,792)
Total Deductions SIPC-7 Line 2c (8)		$	(309,331)
SIPC Net Operating Revenues		$	11,104,356
	0.0025	$	27,761
SIPC 6 Payment 6/30/11		$	(5,944.61)
Balance Due		$	21,816.39

2:12 PM
02/28/12
Accrual Basis

Quiet Light Securities, LLC
Profit & Loss
January through December 2011

			Jan - Dec 11
Income			
345 · Trading revenue and expense			
Brokerage		-154,525.05	
Clearing Fees CBOE		-91,622.16	
Clearing Fees CME		-290,433.51	
Commissions Fortis		-454,302.69	
Dividend expense		-104,074.66	
Dividend income		459,435.06	
Exchange Fees CBOE		-1,058,748.81	
Exchange Fees CME		-308,786.55	
Exchange Fees One Chicago		-43,372.88	
Interest expense		-450,685.05	
Interest income		438,810.07	
Short stock interest expense		-58,038.69	
Stock Transaction/Execution Fee		-41,312.97	
Trading gains and losses		15,888,825.49	
Uncleared balance adjustment		-1,833.31	
Total 345 · Trading revenue and expense			13,729,334.29
400 · CME Holdings revenue and exp			
Dividend income		129,571.40	
Interest expense		-21,393.43	
401 · M-1 CME Hldgs Options trading		-187,640.59	
Total 400 · CME Holdings revenue and exp			-79,462.62
405 · CBOT Holdings revenue and exp			
Interest expense		0.00	
Total 405 · CBOT Holdings revenue and exp			0.00
410 · CBOE Holdings revenue and exp			
Dividend Income		16,521.12	
Total 410 · CBOE Holdings revenue and exp			16,521.12
415 · Other Income			
Chad Emmett P&L			
Expenses	0.00		
Trading gains and losses	0.00		
Total Chad Emmett P&L		0.00	
CME assignments expense		-14,153.75	
Miscellaneous income		0.13	
Other interest income		85,677.35	
Seat lease income		77,561.03	
Total 415 · Other Income			149,084.76
Total Income			13,815,477.55
Gross Profit			13,815,477.55
Expense			
4000 · Reconciliation Discrepancies			0.01
500 · Compensation & Benefits			
Corporate			
Health Insurance	35,859.16		
Other Wages	209,000.00		
Salaries and Wages	968,871.15		
Total Corporate		1,213,730.31	
Employee Payroll taxes		218,868.05	
Trade support			
Health Insurance	22,919.04		
Other Wages	22,000.00		
Salaries and wages	354,302.88		
Total Trade support		399,221.92	

Quiet Light Securities, LLC
Profit & Loss
January through December 2011

		Jan - Dec 11	
Trader			
Health insurance	48,125.86		
Other Wages	350,411.88		
Salaries and wages	1,342,000.08		
Total Trader		1,740,537.82	
500 · Compensation & Benefits - Other		288.00	
Total 500 · Compensation & Benefits			3,572,646.10
505 · Trading Expense			
Cable		9,005.11	
CBOE Direct		2,000.00	
ECNs		125,382.23	
Exchanges			
Exchange Connectivity			
Globex	96,000.00		
Exchange Connectivity - Other	463,617.62		
Total Exchange Connectivity	559,617.62		
Exchange Fees	24,620.00		
Exchange Membership Leases	336,925.00		
Total Exchanges		921,162.62	
Floor Brokerage		308,963.66	
Floor Operations			
Badges and Jackets	8,720.00		
Booth charges	24,585.00		
Contractors	5,100.00		
Dues	154,850.00		
Equipment and Maintenance	1,456.14		
Other	20,273.00		
Regulatory Fees	24,491.35		
Supplies	17,628.99		
Telecommunications	48,737.11		
Total Floor Operations		305,841.59	
Hardware		0.00	
IT Allocation		0.00	
Market Data		128,269.35	
Software/Software Support		125,417.83	
Trade Execution Software		277,389.44	
Total 505 · Trading Expense			2,203,431.83
550 · General Expense			
401(k) Support Expense		5,000.00	
Accounting		60,000.00	
Bank Charges		348.87	
Charitable Contributions		115,471.95	
Contractors		12,753.32	
Courier Services		3,707.84	
Depreciation expense		150,107.30	
Dues and Subscriptions		86,842.92	
Equipment Supplies		15,740.89	
Hardware		0.00	
Insurance		-11,670.62	
Internet		14,243.87	
Legal		5,491.92	
Marketing		1,025.00	
Meetings expense		53,637.22	
Miscellaneous expense		1,299.69	
Mobile Phone		17,942.31	
Occupancy			
Monthly Corp. recharge credits	-396,000.00		
Occupancy allocation Charge	396,000.00		

Quiet Light Securities, LLC
Profit & Loss
January through December 2011

	Jan - Dec 11			
Office Expense				
Equipment and Maintence	2,095.40			
Office Telephone	13,179.23			
Supplies Office	3,746.61			
Total Office Expense		19,021.24		
Office Food, Pantry, Beverage		28,396.70		
Office Meals		142,344.63		
Office telephone		10,539.48		
Rent		205,803.26		
Water		2,696.46		
Total Occupancy			408,801.77	
Parking			34.00	
Payroll Service			2,852.01	
Regulatory Compliance			6,960.00	
Reimbursed Business Expense			58,260.76	
Software			36,287.05	
Storage Expense			12,603.35	
Taxes			26,270.00	
Telecomunications			1,999.09	
Training and Education			1,213.50	
Travel Expense			6,787.09	
Total 550 · General Expense				1,094,011.10
Total Expense				6,870,089.04
Net Income				6,945,388.51

PART II-FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: Quiet Light Securities, LLC

For the period from 01/01/2011 [3932] to 03/31/2011 [3933]
Number of months included in this statement 3 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1 Commissions				
a. Commissions on transactions in exchange listed equity securities executed on an exchange			$ 0	3935
b. Commissions on listed option transactions			0	3938
c. All other securities commissions			0	3939
d. Total securities commissions			0	3940
2. Gains or losses on firm securities trading accounts				
a. From market making in options on a national securities exchange			0	3945
b. From all other trading			3,041,727	3949
c. Total gain (loss)			3,041,727	3950
3. Gains or losses on firm securities investment accounts			0	3952
4. Profit or (loss) from underwriting and selling groups			0	3955
5. Revenue from sale of investment company shares			0	3970
6. Commodities revenue			0	3990
7. Fees for account supervision, investment advisory and administrative services			0	3975
8. Other revenue			35,555	3995
9. Total revenue			$ 3,077,282	4030

EXPENSES

10. Salaries and other employment costs for general partners, and voting stockholder officers			$ 0	4120
11. Other employee compensation and benefits			719,015	4115
12. Commissions paid to other broker-dealers			0	4140
13. Interest expense			0	4075
a. Includes interest on accounts subject to subordination agreements	0	4070		
14. Regulatory fees and expenses			0	4195
15. Other expenses			711,167	4100
16. Total expenses			$ 1,430,182	4200

NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less item 16)			$ 1,647,100	4210
18. Provision for Federal income taxes (for parent only)			0	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			0	4222
a. After Federal income taxes of	0	4238		
20. Extraordinary gains (losses)			0	4224
a. After Federal income taxes of	0	4239		
21. Cumulative effect of changes in accounting principles			0	4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ 1,647,100	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ 583,847	4211

PART II-FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: Quiet Light Securities, LLC

For the period from 04/01/2011 [3932] to 06/30/2011 [3933]
Number of months included in this statement 3 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions				
a. Commissions on transactions in exchange listed equity securities executed on an exchange			$ 0	3935
b. Commissions on listed option transactions			0	3938
c. All other securities commissions			0	3939
d. Total securities commissions			0	3940
2. Gains or losses on firm securities trading accounts				
a. From market making in options on a national securities exchange			0	3945
b. From all other trading			(172,814)	3949
c. Total gain (loss)			(172,814)	3950
3. Gains or losses on firm securities investment accounts			0	3952
4. Profit or (loss) from underwriting and selling groups			0	3955
5. Revenue from sale of investment company shares			0	3970
6. Commodities revenue			0	3990
7. Fees for account supervision, investment advisory and administrative services			0	3975
8. Other revenue			39,557	3995
9. Total revenue			$(133,257)	4030

EXPENSES

10. Salaries and other employment costs for general partners, and voting stockholder officers			$ 0	4120
11. Other employee compensation and benefits			754,092	4115
12. Commissions paid to other broker-dealers			0	4140
13. Interest expense			0	4075
a. Includes interest on accounts subject to subordination agreements	0	4070		
14. Regulatory fees and expenses			0	4195
15. Other expenses			801,977	4100
16. Total expenses			$ 1,556,069	4200

NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less item 16)			$(1,689,326)	4210
18. Provision for Federal income taxes (for parent only)			0	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			0	4222
a. After Federal income taxes of	0	4238		
20. Extraordinary gains (losses)			0	4224
a. After Federal income taxes of	0	4239		
21. Cumulative effect of changes in accounting principles			0	4225
22. Net income (loss) after Federal income taxes and extraordinary items			$(1,689,326)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$(1,726,884)	4211

PART II-FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: Quiet Light Securities, LLC

For the period from 07/01/2011 [3932] to 09/30/2011 [3933]
Number of months included in this statement 3 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions				
a. Commissions on transactions in exchange listed equity securities executed on an exchange			$ 0	3935
b. Commissions on listed option transactions			0	3938
c. All other securities commissions			0	3939
d. Total securities commissions			0	3940
2. Gains or losses on firm securities trading accounts				
a. From market making in options on a national securities exchange			0	3945
b. From all other trading			2,406,921	3949
c. Total gain (loss)			2,406,921	3950
3. Gains or losses on firm securities investment accounts			0	3952
4. Profit or (loss) from underwriting and selling groups			40,863	3955
5. Revenue from sale of investment company shares			0	3970
6. Commodities revenue			0	3990
7. Fees for account supervision, investment advisory and administrative services			0	3975
8. Other revenue			0	3995
9. Total revenue			$ 2,447,784	4030

EXPENSES

10. Salaries and other employment costs for general partners, and voting stockholder officers			$ 0	4120
11. Other employee compensation and benefits			754,950	4115
12. Commissions paid to other broker-dealers			0	4140
13. Interest expense			0	4075
a. Includes interest on accounts subject to subordination agreements	0	4070		
14. Regulatory fees and expenses			0	4195
15. Other expenses			819,496	4100
16. Total expenses			$ 1,574,446	4200

NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less item 16)			$ 873,338	4210
18. Provision for Federal income taxes (for parent only)			0	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			0	4222
a. After Federal income taxes of	0	4238		
20. Extraordinary gains (losses)			0	4224
a. After Federal income taxes of	0	4239		
21. Cumulative effect of changes in accounting principles			0	4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ 873,338	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$(1,991,966)	4211

PART II-FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: Quiet Light Securities, LLC

For the period from 10/01/2011 [3932] to 12/31/2011 [3933]
Number of months included in this statement 3 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE				
1. Commissions				
a. Commissions on transactions in exchange listed equity securities executed on an exchange			$ 0	3935
b. Commissions on listed option transactions			0	3938
c. All other securities commissions			0	3939
d. Total securities commissions			0	3940
2. Gains or losses on firm securities trading accounts				
a. From market making in options on a national securities exchange			0	3945
b. From all other trading			8,390,560	3949
c. Total gain (loss)			8,390,560	3950
3. Gains or losses on firm securities investment accounts			0	3952
4. Profit or (loss) from underwriting and selling groups			0	3955
5. Revenue from sale of investment company shares			0	3970
6. Commodities revenue			0	3990
7. Fees for account supervision, investment advisory and administrative services			0	3975
8. Other revenue			33,110	3995
9. Total revenue			$ 8,423,670	4030
EXPENSES				
10. Salaries and other employment costs for general partners, and voting stockholder officers			$ 0	4120
11. Other employee compensation and benefits			1,372,987	4115
12. Commissions paid to other broker-dealers			0	4140
13. Interest expense			0	4075
a. Includes interest on accounts subject to subordination agreements	0	4070		
14. Regulatory fees and expenses			0	4195
15. Other expenses			936,408	4100
16. Total expenses			$ 2,309,395	4200
NET INCOME				
17. Income (loss) before Federal income taxes and items below (Item 9 less item 16)			$ 6,114,275	4210
18. Provision for Federal income taxes (for parent only)			0	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			0	4222
a. After Federal income taxes of	0	4238		
20. Extraordinary gains (losses)			0	4224
a. After Federal income taxes of	0	4239		
21. Cumulative effect of changes in accounting principles			0	4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ 6,114,275	4230
MONTHLY INCOME				
23. Income (current month only) before provision for Federal income taxes and extraordinary items			$(719,081)	4211

PETER SHANNON & CO.
CERTIFIED PUBLIC ACCOUNTANTS

6412 Joliet Road, Suite 1
Countryside, Illinois 60525
708.482.3000 phone
708.482.4010 fax
www.petershannonco.com
cpa@petershannonco.com
Members of AICPA & ICPAS
Registered with PCAOB

February 8, 2012

Quiet Light Securities, LLC
141 West Jackson Boulevard, Suite 2020A
Chicago, Illinois 60604

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Gentlemen:

In planning and performing our audits of the financial statements of Quiet Light Securities, LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we considered to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 8, 2012.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Peter Shannon & Co.

Certified Public Accountants

PETER SHANNON & CO.
CERTIFIED PUBLIC ACCOUNTANTS

6412 Joliet Road, Suite 1
Countryside, Illinois 60525
708.482.3000 phone
708.482.4010 fax
www.petershannonco.com
cpa@petershannonco.com
Members of AICPA & ICPAS
Registered with PCAOB

February 8, 2012

Mr. John Halston
Quiet Light Securities, LLC
141 West Jackson Boulevard, Suite 2020A
Chicago, Illinois 60604

Communication with Those Charged with Governance under SAS No. 114

Gentlemen:

We have audited the financial statements of Quiet Light Securities, LLC for the year ended December 31, 2011, and have issued our report thereon dated February 8, 2012. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated October 3, 2011. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by Quiet Light Securities, LLC are described in Note 2 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during the year ended December 31, 2011. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected.

Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. The most sensitive disclosure affecting the financial statements was:

The disclosure of Commitments and Contingent Liabilities in Note 18 to the financial statements is significant to financial statement users.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements. In addition, none of the misstatements detected as a result of audit procedures and corrected by management were material, either individually or in the aggregate, to the financial statements taken as a whole.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 8, 2012.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditor. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Deficiencies in the Design of Controls

Based upon the testwork performed over internal controls of cash receipts, cash disbursements, payroll, and journal entries, it is the auditor's opinion that various improvements need to be made to the design of internal controls at Quiet Light Securities, LLC.

Internal Controls Over Payroll

Although the payroll is performed by an outside payroll service, all payroll is processed and reconciled by Connie Saliba. It is suggested to have John Halston review the payroll reports received from Intuit on a periodic basis to ensure that the correct payroll information is being entered into the system and communicated to Intuit.

In addition, during our review of employee files it was identified by the auditor that several files were lacking the appropriate I-9 Forms. It is suggested that Connie Saliba prepare an annual review over employee files to ensure that all required documentation is maintained. Any missing or incomplete information should be corrected or completed at this time.

Internal Controls Over Bank Reconciliations

Currently, Connie Saliba is responsible for reconciling the bank statement as well as posting any necessary adjustments to the cash account. It is recommended that these duties be separated. In order to ensure strict controls over cash, it is recommended that John Halston review and approve the bank statements and the bank reconciliations on a monthly basis before any adjusting entries are posted by Connie.

Documentation of the Company's Internal Control

Currently, there is no written documentation outlining the Company's internal control procedures. Documentation of internal controls may help to train new personnel, as well as to ascertain whether the controls are operating effectively. It is suggested that the Company document their internal control procedures and policies related to cash receipts, cash disbursements, payroll, and journal entries.

Internal Controls over Cash Disbursements

In order for the controls in place over cash disbursements to operate effectively, all invoices should have evidence of receipt and payment. When Connie receives the invoice and enters the expense into Quickbooks, the invoice should be dated. In addition, when the invoice is subsequently paid, the check stub should be attached and retained, or the check number should be indicated on the invoice.

There were several invoices paid during 2011 that did not have proper evidence that they were properly entered into Quickbooks and subsequently paid. Going forward, stricter oversight should be placed upon the cash disbursements documentation and retention polices.

Internal Controls over Revenue and Receivables

Broker Dealers rely heavily on the skills of traders to initiate transactions that generate revenue for the Company. This industry has an inherent risk of having a "rogue trader," a trader who acts independently of others, typically recklessly, to the detriment of the institution that employs him or her. Actions of these individuals can create huge losses and high volatility for the Company.

The risk can be minimized by having extensive training programs in place and having a large focus upon adequate employee supervision. The controls in place at Quiet Light Securities appear to be adequate in order to minimize the risk of "rogue traders." However, even the most diligent of firms could be at risk. As such, it is important that the controls currently in place are properly maintained and that strict oversight is placed upon employee management and supervision.

Other Information in Documents Containing Audited Financial Statements

With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with the accounting principles generally accepted in the United States of America, the method of preparing it has not changed from the prior period, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Peter Shannon & Co.

Certified Public Accountants

PETER SHANNON & CO.
CERTIFIED PUBLIC ACCOUNTANTS

6412 Joliet Road, Suite 1
Countryside, Illinois 60525
708.482.3000 phone
708.482.4010 fax
www.petershannonco.com
cpa@petershannonco.com
Members of AICPA & ICPAS
Registered with PCAOB

February 8, 2012

Quiet Light Securities, LLC
141 West Jackson Boulevard, Suite 2020A
Chicago, Illinois 60604

Report on Internal Control Required by CFTC Regulation 1.16 and SEC Rule 17a-5(g)(1)

Gentlemen:

In planning and performing our audits of the financial statements of Quiet Light Securities, LLC (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17(a)-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17.
2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we considered to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 8, 2012.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2011, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Peter Shannon & Co.

Certified Public Accountants

QUIET LIGHT SECURITIES, LLC

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011 AND 2010